Exhibit 99.1

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of Completion of the Issue of USD200 Million Notes

Beijing, August 17, 2017—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that, further to the Company’s announcement on August 10, 2017, all the conditions precedent for the issuance of the USD200 million in aggregate principal amount of the USD-denominated notes due 2020 at an interest rate of 7.00% per annum (the “Notes”) have been fulfilled and the issue of the Notes was completed on August 17, 2017. Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

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